SMC ENTERTAINMENT, INC.

9170 GLADES ROAD, SUITE 150

BOCA RATON, FL 33434

March 19, 2024

United States Securities and

Exchange Commission

Washington, DC 20549

Re: SMC Entertainment, Inc.

Amendment No. 5 to Registration Statement on Form 10-12G

Filed January 16, 2024

File No. 000-56558

Dear Sir or Madam:

Please see our responses to the comments in your February 4, 2024, letter.

Note 4 - Intangible assets, page F-8

1.

We noted your response to prior comment 3, 5 and your update in Note 4. However, we continue to have questions on your accounting for the acquired intangible assets from Fynity. Please address the following:

•	We note that the intangible assets amount in the broken-down schedule cannot reconcile to the intangible assets amount on the face of the balance sheet and the purchase allocation table. Please revise.

•	We note your disclosure that intangible asset consists of capitalized software which was acquired from Fynity. Please tell us how you consider ASC ASC985-20-15-3b.

•	We note your disclosure that your $14,550,000 of acquired intangible asset is the book value of Fynity . Under ASC 805-20-30, the acquirer shall measure the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their acquisition-date fair values. In this regard, please provide us with an qualitative and quantitative analysis to show how you valued these intangible assets contributed by Mr. Gopalan, fairly valued at $14,550,000 at the acquisition date of April 21, 2023. Please include reference to the specific accounting literature relied upon.

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Response The company has restated its June and  September quarters  to correctly  reflect the acquisition price in accordance with the statutes. Form 10 has been amended to reflect the answer to the comment.

Note 10 - Business Combinations, page F-12

2.

We note your response to prior comment 4 and your update in Note 10 that you used the CBV report of SMC Entertainment Fyniti Global EBT as of 2023-09-30 as a basis for the fair value and the purchase price calculation of the Fynity acquisition. However, we do not believe you have addressed our comment. As such, we re-issued the comment.

•	Please clarify how the CBV (Certified Business Valuation) report information as of 2023-09-30 satisfies the ASC 805-Business Combinations accounting requirement.

•

Under ASC 805-30-30, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer. It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represents fair value amount for each series B preferred stock at the acquisition date of April 21, 2023, as your common stock was traded at $0.0012 per share on April 21, 2023.

Response The company has amended Form 10 to reflect the purchase price correctly and restated Form 10 to answer the comment.

We note your response to prior comment 6; however, we cannot location such information in the filing. As such, we re-issue the comment. Please define the entity named SMC Entertainment Fyniti Global EBT

Response Note 9 on page F-12.

NOTE 9 — BUSINESS COMBINATIONS

On April 21, 2023, the Company completed its acquisition of AI-enabled wealth management technology platform provider, Fyniti Global Equities EBT Inc. (“Fyniti”) for 2,500,000 shares of Series B $10.00 Preferred Stock. The shares of preferred were valued using the number of common shares the preferred stock can be converted into and the trading price of the common stock of $0.0013, on April 21, 2023.

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The Company accounted for the transaction as a business combination under ASC 805 and as a result, allocated the fair value of the book value of identifiable assets acquired and liabilities assumed as of the acquisition date as outlined in the table below. The consolidated income statement for the three and nine months ended September 30, 2023, includes $49,443 of expenses of Fyniti from the date of acquisition (April 21, 2023) through September 30, 2023.

The excess of the purchase price over the estimated fair values of the underlying identifiable assets acquired and liabilities assumed was allocated to goodwill.

Please note that the name is shown as "Fyniti Global Equities EBT Inc. (“Fyniti”)"

We note your response to prior comment 7, that you have provided the audited financial statements of Fyniti Global Equities EBT Inc. in the bottom of the page of page 141 of 148. However, there is no page page of page 141 of 148 in the filing. In this regard, we re-issue the comment. It appears that you have filed an incorrect set of financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods as required by Rule 8-04 of Regulation S-X

Response The filing has been amended and the missing pages have been added

Erik Blum

CEO

SMC Entertainment Inc

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